Exhibit 99.2

Core AI Announces Divestiture of Siyata Mobile and Subsidiaries

Reduces Annual Cash Burn and Positions Company for AI-Driven Growth

Miami – Dec. 29, 2025 – Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI driven mobile games developer and publisher, today announced that it has simultaneously signed and closed a definitive agreement to divest Siyata Mobile Inc. and its subsidiaries (collectively, “Siyata”). This transaction is effective immediately and represents a completed strategic action to streamline operations and concentrate capital and resources on Core AI’s core artificial intelligence initiatives.

“As we continued to deepen our focus on artificial intelligence, it became clear that the anticipated technology and commercial synergies with Siyata did not materialize,” said Aitan Zacharin, CEO of Core AI Holdings, Inc. “The divestiture eliminates approximately $12 million in annual cash burn, materially reduces losses and simplifies our balance sheet. Furthermore, it also better aligns our asset base with our core AI strategy, strengthens our financial profile and allows us to direct capital and resources to higher-return opportunities we believe will drive sustainable shareholder value.”

Under the terms of the definitive agreement, Core AI is entitled to receive aggregate consideration consisting of initial consideration of $100,000 in cash, and earn-out consideration consisting of three separate annual earn-out payments. Each earn-out payment will equal the greater of $200,000 or 1% of gross revenue generated by Siyata during each applicable earn-out period, as reported in audited annual financial statements prepared in accordance with IFRS.

“With the divestiture of Siyata complete, Core AI is operating with a leaner cost structure and a clearer growth mandate,” Zacharin added. “We are now positioned to more aggressively invest in advancing our AI platform and pursue targeted growth initiatives that we believe can scale efficiently. By improving operating leverage and sharpening our strategic focus, we see a compelling opportunity to drive sustained revenue growth and long-term shareholder value.”

Pro Forma Financial Impact

Based on unaudited pro forma financial information as of September 30, 2025, the divestiture has the following impact on Core AI’s financial profile:

Net loss for the nine months ended September 30, 2025 was reduced from $12.5 million to $4.8 million, representing an $8.7 million improvement, primarily driven by the removal of Siyata operating expenses.

Total assets decreased from $51.6 million to $31.6 million, reflecting a $20.0 million reduction associated with the divested business. Total liabilities decreased from $22.4 million to $18.3 million, a $4.1 million improvement, further strengthening the Company’s balance sheet.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. is focused on developing a portfolio of AI-focused businesses with next-generation technologies. Through its subsidiary, Core Gaming, it operates a leading global AI driven mobile games development and publishing business. The company creates entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Since its launch Core Gaming has developed and co-developed over 2,200 games, driven over 800 million downloads, and generated a global footprint of over 40 million users from over 140 countries. Core AI’s mission is to harness the power of artificial intelligence to build transformative and scalable offerings across multiple verticals.

Visit www.coregaming.co to learn more.

Core AI Investor Relations:

Brett Maas Hayden IR

chai@haydenir.com

646-536-7331

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its goal of achieving $300 million in full year annual revenue based on successful execution of its growth strategy, continued growth being fueled by AI-powered content development, and the ability for the Company to grow through joint venture partnerships and mergers and acquisitions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because these forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on Core AI’s current expectations, they are subject to various risks and uncertainties and changes in circumstances that are difficult to predict and may be outside of Core AI’s control and actual results, performance, or achievements of Core AI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 21, 2025 and in any subsequent filings with the SEC. Except as otherwise required by law, Core AI undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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